Exhibit 99.2

FOUNDER GROUP LIMITED (the Company)
Proxy form

This proxy form relates to the annual general meeting of shareholders of the Company to be held on 5 December 2025 at 10 am (Eastern Time) electronically and any adjournment of it.

Before completing this proxy form, you should read the notice of meeting which accompanies this proxy form (it contains the full text of each resolution) and the instructions set out below.

Name of shareholder

Address of shareholder

Number of shares held

(the Shareholder) is recorded in Company's register of shareholders as the holder of the number of shares specified above and appoints:

☐	the chairman of the meeting	OR	☐
Name of proxy

Address of proxy

as the Shareholder's proxy to attend, speak and vote on behalf of the Shareholder at the meeting and at any adjournment of it.

The proxy is directed to vote as follows.

Resolution		For	Against	Abstain

1.	To approve the payment of director fees to each director of the Company in the aggregate amount of up to USD$350,000.00 for the year ending 31 December 2026.

2.	To appoint JP Centurion & Partners Plt as the auditor of the Company for financial year 2025.

3.

To amend and restate the memorandum and articles of association of the Company to replace in their entirety articles 21.2(a), 21.2(b) and 21.3 with the following:

Clause 21.2 (Appointment of auditor)

(a)  The auditor shall be appointed by resolution of directors.

(b) The directors may by a resolution of directors remove any appointed auditor despite any contract between the Company and the auditor but without prejudice to any claim for compensation or damages by the auditor.

Clause 21.3 (Remuneration of auditor)

The remuneration of the auditor is to be fixed by a resolution of directors.

Signature(s)	Date

Capacity (if applicable)

Instructions

General

1.	You may appoint a proxy to exercise your rights to attend, vote and speak at the meeting. Your proxy need not be a shareholder of the Company.

2.	If you complete and submit this proxy form, you can still attend the meeting, and this will not affect the validity of your proxy's appointment. But if you vote at the meeting, this will revoke your proxy's appointment.

3.	You must ensure that this proxy form, and any power of attorney or other authority (if any) under which it is signed, using the methods set out in paragraph 11 below.

Completing this proxy form

4.	You must write all words legibly in CAPITAL LETTERS.

5.	You must initial any change to this proxy form.

6.	For each resolution, you must indicate with an X in the appropriate box how you would like your proxy to vote.

7.	Your proxy may vote (or refrain from voting) as your proxy thinks fit on:

(a)	each resolution in the notice of meeting (and this proxy form) if you do not give your proxy any instructions on how to vote on the resolution in this proxy form; and

(b)	(unless you instruct your proxy otherwise) any other business or resolution (including any amendment to a resolution) that may properly be considered at the meeting or any adjournment of it.

8.	The chairman of the meeting will be taken to be appointed as your proxy unless you write the name and address of another person in the space provided.

9.	This proxy form must be signed by you or your attorney. If you are a body corporate, this proxy form must be executed under seal or signed by a duly authorised officer or attorney.

10.	In the case of joint holders, the name of each joint holder must be written on this proxy but only the senior joint holder must sign it. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of shareholders.

Submitting this proxy form

11.	You must ensure that this proxy form, submitted in hard copy, is delivered to No. 17, Jalan Astana 1D, Bandar Bukit Raja 41050 Klang, Selangor Darul Ehsan, Malaysia (Attention to: See Sian Seong). If submitted in electronic copy, this proxy form must be delivered to seansee@founderenergy.com.my by before 4 December 2025.